June 25, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Apollo Gold Corporation
Registration Statement on Form S-3
Filed April 4, 2007,
as amended by Amendment No. 1 filed May 24, 2007
SEC File No. 333-141877

Ladies and Gentlemen:

This letter sets forth the responses of Apollo Gold Corporation (“Apollo Gold” or “we”) to the comments contained in the Staff’s comment letter dated June 8, 2007 (the “Comment Letter”) with respect to Apollo Gold’s Registration Statement on Form S-3, as filed with the Securities and Exchange Commission (“SEC”) on April 4, 2007 and as amended by Amendment No. 1 filed with the SEC on May 24, 2007 (the “Registration Statement”). We have transmitted herewith our proposed changes to the Registration Statement to reflect our responses to the Comment Letter. For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with the responses of Apollo Gold.

1.
We note your responses to our prior comments 2 through 10. Because it appears that you are not eligible to conduct a primary offering on Form S-3, you must file a registration statement for the resale offering at the time of each conversion or exercise because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x). You must register each transaction on the form you are eligible to use to register the transaction as a primary offering. At the time you file such registration statement(s), you must identify the selling shareholders as underwriters and include the price at which the underwriters will sell the securities.

We disagree with the conclusion that the Registration Statement represents a primary offering. However, we have revised the Registration Statement to remove RAB Special Situations (Master) Fund Limited as a selling shareholder and transmitted herewith is Amendment No. 2 to the Registration Statement which reflects such removal.

June 25, 2007

2.
At the time that you file such registration statement(s), include in the prospectus the information you provided to us in response to comments 2 through 10. However, in regard to your response to comment 2, please revise the title of the second line item on the table to be “Aggregate Discount at Date of Sale of Convertible Debentures.”

Amendment No. 2 to the Registration Statement includes the information we provided in response to comments 2 through 10 of your letter dated April 24, 2007 with the requested title change.

If you have any questions regarding the foregoing or the amendment to the Registration Statement, please contact the undersigned at (720) 886-9656.

Sincerely,

Melvyn Williams
Chief Financial Officer and Senior Vice President - Finance and Corporate Development

Enclosures/Attachments